United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents

Press Release

Signature Page

Press Release
CVRD announces capacity expansions in bauxite and alumina
Rio de Janeiro, November 04, 2005 — Companhia Vale do Rio Doce (CVRD) informs that its Board of Directors has approved the investment for the development of phase II of the Paragominas bauxite mine and stages 6 and 7 of its alumina refinery (Alunorte), both located in the state of Pará, Brazil.
The construction of stages 6 and 7 of CVRD refinery, each one of them with annual production capacity of 935,000 tons of alumina, will result in an increase of the Alunorte production capacity to 6.26 million tons per year (Mtpy). Alunorte will then consolidate its position as the largest and most modern alumina refinery in the world.
The total estimated investment in the project is US$846 million, implying a very competitive capex per additional ton of capacity, despite the surge in equipment prices and the strong appreciation of the Brazilian Real against the US Dollar. The start up of stages 6 and 7 is expected for the second quarter of 2008.
Currently, the alumina refinery is developing stages 4 and 5, which will increase of its production capacity to 4.4 Mtpy from 2.5 Mtpy. The start up of stages 4 and 5 is scheduled for the first quarter of 2006, and the ramp-up conclusion is expected for the third quarter of 2006.
The total estimated investment in the development of phase II of the Paragominas bauxite mine, is US$196.1 million. The project will allow Paragominas to achieve a capacity to produce 9.9 Mtpy. Phase II is scheduled to come on stream on the second quarter of 2008.
Paragominas phase I — production capacity of 5.4 Mtpy — is being developed simultaneously with the construction of a 244 km pipeline to transport the bauxite from the mine to the alumina refinery in Barcarena, in the state of Pará. This pipeline, the first in the world to transport bauxite, is designed for a nominal capacity of 14.4 Mtpy, which will be achieved at Paragominas phase III. Paragominas phase I is scheduled to start up in the first quarter of 2007.
Both projects are in line with CVRD strategic focus on the upstream of the aluminum production chain, due to its significant competitive advantages supported by its high quality bauxite reserves and a modern and low cost alumina refinery.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

Date: November 07, 2005